Exhibit 99.1

FOR IMMEDIATE RELEASE

Affimed Announces Annual General Meeting of Shareholders

Heidelberg, Germany, June 04, 2019 – Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancers, announced today that the Annual General Meeting of Shareholders will be held on Tuesday, June 25, 2019. The meeting will be held at NH Collection Amsterdam Grand Hotel Krasnapolsky, Dam 9, 1012 JS Amsterdam, the Netherlands. The meeting will start at 3:00 p.m. CET.

The notice and agenda of the general meeting are available free of charge in the Investor Relations section under “Notice to convene the Annual General Meeting of Shareholders of Affimed N.V.” of Affimed’s corporate website at https://www.affimed.com/investors/. They are also available on the SEC’s website at www.sec.gov.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The Company is developing single and combination therapies to treat cancers. For more information, please visit www.affimed.com.

Affimed Investor Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

Affimed Media Contact:

Anca Alexandru, Head of Communications, EU IR

E-Mail: media@affimed.com

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